Trellis Earth Products, Inc.
9125 S.W. Ridder Road, Suite D
Wilsonville, OR 97070

February 2, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Jay Ingram, Esq., Legal Branch Chief

Re:      Trellis Earth Products, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 27, 2012
File No. 333-176970

Ladies and Gentlemen:

In connection with the filing today of Amendment No. 3 to the above-referenced Registration Statement on Form S-1, the following responses address the comments of the reviewing Staff of the United States Securities and Exchange Commission (the “Staff”) as  set  forth  in  a  comment  letter  dated January 27, 2012 relating to the above-referenced registration statement of Trellis Earth Products, Inc. (“Trellis” or the "Company")  The answers set forth herein refer to each of the Staff’s comments by number.

General

1.           We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included.  Please understand that itseffect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response:

Pricing information and related information has been added to the registration statement.

2.           As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing.  If you intend to rely on Rule430A, please note that Rule 430A does not allow for the omission prior toeffectivenessof amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover.  In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response:

Please refer to response to comment 1 above.

3.           We note that you now intend to engage a placement agent rather than an underwriter.Prior to the effectiveness of the registration statement, please arrange to have FINRA callus or provide us with a letter indicating that FINRA has cleared the placement agentarrangements for the offering.

Response:

The Company will arrange to have FINRA call the Staff or provide the Staff a letter indicating that FINRA has cleared the placement agent arrangements for the offering prior to the effectiveness of the registration statement.

Use of Proceeds, page 13

4.           As you are now conducting this offering on a best efforts basis with no minimum amount of securities required to be sold, please revise this section to discuss your plans ifsubstantially less than the maximum proceeds are obtained.  For example, you mayconsider disclosing how you will distribute proceeds if you obtain 10%, 25%, and 50% of the proceeds.  Refer to Instruction 1 to Item 504 of Regulation S-K.  This comment also applies to the dilution section.

Response:

The Use of Proceeds section has been revised in accordance with the Staff’s comment.

5.           We note that this is a best efforts, no minimum offering.  Please, therefore, revise your capitalization table so that it does not reflect the receipt of application of offeringproceeds.  In this regard, we note the possibility that these proceeds may not be obtained.

Response:

The capitalization section has been revised in accordance with the Staff’s comment.

Executive Compensation

Summary Compensation Table, page 37

6.           We note the almost 60 percent increase in Mr. Collins’ compensation from 2010 to 2011. Please explainthe reasons for this increase.  Refer to Item 402(o) of Regulation S-K.

Response:

The executive compensation section has been revised to explain the reasons for the increase. Please see footnote 3 to the summary compensation table.

Employment Agreements, page 37

7.           We note that you plan to pay Mr. Collins a $75,000 bonus upon your receipt of $3 million in this offering as well as another $75,000 bonus upon your receipt of $6 millionin this offering.  Please clarify whether these bonuses are to be paid from proceeds of theoffering, and reflect their distribution, if appropriate, in the use of proceeds section.

Response:

The use of proceeds section has been revised to reflect bonuses payable to Mr. Collins in accordance with the Staff’s comment.

Item 17. Undertakings, page II-4

8.           As you are now conducting this offering pursuant to Rule 415 under the Securities Act of 1933, as amended, please provide the undertakings required by Item 512(a) of RegulationS-K.

Response:

The Undertakings section has been revised in accordance with the Staff’s comment.

Very Truly Yours,

By:	/s/ William Collins
Chief Executive Officer

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